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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-1
                               (Amendment No. 8)

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                               VARLEN CORPORATION
                           (Name of Subject Company)

                         AMSTED INDUSTRIES INCORPORATED
                         TRACK ACQUISITION INCORPORATED
                                   (Bidders)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                (AND ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                    92224810
                     (CUSIP Number of Class of Securities)

                              Thomas C. Berg, Esq.
                         Track Acquisition Incorporated
                       c/o Amsted Industries Incorporated
                       44th Floor--Boulevard Towers South
                           205 North Michigan Avenue
                            Chicago, Illinois 60601
                                 (312) 819-8470
      (Name, Address and Telephone Number of Person Authorized to Receive
                Notices and Communications on Behalf of Bidder)

                               ----------------

                                   Copies to:
         Gary A. Goodman, Esq.                   Robert J. Minkus, Esq.
        Terrence R. Brady, Esq.                  Schiff Hardin & Waite
            Winston & Strawn                        6600 Sears Tower
          35 West Wacker Drive                  Chicago, Illinois 60606
        Chicago, Illinois 60601                Telephone: (312) 258-5500
       Telephone: (312) 558-5600

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   This Amendment No. 8 (this "Amendment") amends and supplements the Tender
Offer Statement on Schedule 14D-1, as amended, originally filed with the Securities and Exchange Commission on May 24, 1999 (the "Schedule 14D-1") by Amsted Industries Incorporated, a Delaware corporation ("Parent"), and Track Acquisition Incorporated, a Delaware corporation and a wholly owned subsidiary of Parent (the "Purchaser"). The Schedule 14D-1 and this Amendment relate to a tender offer by the Purchaser to purchase all outstanding shares of common stock, par value $.10 per share (the "Common Stock"), of Varlen Corporation, a Delaware corporation (the "Company"), including the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of June 17, 1996, as amended, between the Company and Harris Trust and Savings Bank, as Rights Agent (the Common Stock and the Rights together are referred to herein as the "Shares"), at $35.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 24, 1999 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed with the Schedule 14D-1 as Exhibits
(a)(1) and (a)(2), respectively.

Item 10. Additional Information.

   Item 10 is hereby amended and supplemented as follows:

   On August 1, 1999, Parent, the Purchaser and the Company entered into a definitive merger agreement (the "Merger Agreement"), in the form attached to this Schedule 14D-1 as Exhibit (a)(19), which is incorporated by reference herein. Pursuant to the Merger Agreement, the Purchaser has agreed to amend and hereby amends the Offer to increase the per Share purchase price from $35.00 per Share to $42.00 per Share and to amend the conditions to the Offer to be as set forth in Annex I to the Merger Agreement. An amended and supplemented Offer to Purchase and a revised Letter of Transmittal will be filed with the SEC and mailed to the stockholders of the Company promptly.

   Pursuant to the Merger Agreement, the Expiration Date of the Offer which was scheduled for 12:00 midnight, New York City time, on Wednesday, August 4, 1999 has been extended to 12:00 midnight, New York City time, on Friday, August 13, 1999, unless the Offer is further extended.

   On August 1, 1999, Parent and the Company issued a joint press release announcing the execution of the Merger Agreement and the extension of the Expiration Date, in the form attached to this Schedule 14D-1 as Exhibit
(a)(20).

   On August 2, 1999, Parent issued the press release included herein as Exhibit (a)(21) and incorporated herein by reference.

Item 11. Material to be Filed as Exhibits.


     (a)(1)     Offer to Purchase, dated May 24, 1999.*

     (a)(2)     Form of Letter of Transmittal.*

     (a)(3) Form of letter, dated May 24, 1999, to brokers, dealers, commercial banks, trust companies and other nominees.*

     (a)(4) Form of letter to clients to be used by brokers, dealers, commercial banks, trust companies and other nominees.*

     (a)(5)     Press Release, dated May 18, 1999.*

     (a)(6)     Press Release, dated May 24, 1999.*

     (a)(7)     Form of summary advertisement, dated May 24, 1999.*

     (a)(8)     Notice of Guaranteed Delivery.*

     (a)(9)     IRS Guidelines to Substitute Form W-9.*

     (a)(10)    Press Release, dated June 7, 1999.*

     (a)(11)    Form of letter dated June 11, 1999 from Morgan Stanley & Co.
                Incorporated to Parent.*

     (a)(12)    Form of letter dated June 17, 1999 from Arthur W. Goetschel,
                Chairman, President and Chief Executive Officer of Parent, to Raymond A. Jean, President and Chief Executive Officer of the Company*

     (a)(13)    Press Release, dated June 18, 1999.*

     (a)(14)    Press Release, dated June 21, 1999.*
     (a)(15)    Press Release, dated June 22, 1999.*

     (a)(16)    Press Release, dated July 6, 1999.*

     (a)(17) Confidentiality/Standstill Agreement, dated July 9, 1999, between Parent and the Company.*

     (a)(18)    Press Release, dated July 20, 1999.*

     (a)(19) Agreement and Plan of Merger, dated as of August 1, 1999, among Parent, the Purchaser and the Company.

     (a)(20)    Joint press release issued by Parent and the Company, dated
                August 1, 1999, announcing the execution of the Merger
                Agreement and the extension of the Expiration Date.

     (a)(21)    Press Release, dated August 2, 1999.

     (b)        Commitment Letter, dated April 29, 1999.*

     (c)        None.

     (d)        None.

     (e)        Not Applicable.

     (f)        None.

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  *Previously filed.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 1999

                                          Amsted Industries Incorporated

                                              /s/ Thomas C. Berg
                                          By: _________________________________
                                             Name: Thomas C. Berg
                                             Title:  Vice President, General
                                                   Counseland Secretary

                                          Track Acquisition Incorporated

                                              /s/ Thomas C. Berg
                                          By: _________________________________
                                             Name: Thomas C. Berg
                                             Title:  Vice President and
                                              Secretary

                                 EXHIBIT INDEX

 Exhibit
 Number    Description
 -------   -----------
 (a)(1)    Offer to Purchase, dated May 24, 1999.*

 (a)(2)    Form of Letter of Transmittal.*

 (a)(3)    Form of letter, dated May 24, 1999, to brokers, dealers, commercial banks, trust companies and other nominees.*

 (a)(4)    Form of letter to clients to be used by brokers, dealers, commercial banks, trust companies and other nominees.*

 (a)(5)    Press Release, dated May 18, 1999.*

 (a)(6)    Press Release, dated May 24, 1999.*

 (a)(7)    Form of summary advertisement, dated May 24, 1999.*

 (a)(8)    Notice of Guaranteed Delivery.*

 (a)(9)    IRS Guidelines to Substitute Form W-9.*

 (a)(10)   Press Release, dated June 7, 1999.*

 (a)(11)   Form of letter dated June 11, 1999 from Morgan Stanley & Co.
            Incorporated to Parent*

 (a)(12)   Form of letter dated June 17, 1999 from Arthur W. Goetschel,
            Chairman, President and Chief Executive Officer of Parent, to
            Raymond A. Jean, President and Chief Executive Officer of the
            Company*

 (a)(13)   Press Release, dated June 18, 1999.*

 (a)(14)   Press Release, dated June 21, 1999.*

 (a)(15)   Press Release, dated June 22, 1999.*

 (a)(16)   Press Release, dated July 6, 1999.*

 (a)(17)   Confidentiality/Standstill Agreement, dated July 9, 1999, between
            Parent and the Company.*

 (a)(18)   Press Release, dated July 20, 1999.*

 (a)(19)   Agreement and Plan of Merger, dated as of August 1, 1999, among
            Parent, the Purchaser and the Company.

 (a)(20)   Joint press release issued by Parent and the Company, dated August
            1, 1999, announcing the execution of the Merger Agreement and the extension of the Expiration Date.

 (a)(21)   Press Release, dated August 2, 1999.

 (b)       Commitment Letter, dated April 29, 1999.*
 (c)       None.

 (d)       None.

 (e)       Not Applicable.

 (f)       None.

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*Previously filed.